GERMAN AMERICAN BANCORP
Offer to Purchase for Cash Up To
1,000,000 Common Shares

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.
CENTRAL STANDARD TIME, ON MARCH 14, 2003, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

         Enclosed for your consideration are the Offer to Purchase, dated February 7, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal in connection with the Offer by German American Bancorp, an Indiana corporation (the “Company”), to purchase up to 1,000,000 of its common shares, including the associated preferred share purchase rights (the “Shares”), at a purchase price of $20.00 per Share, net to the seller in cash, without interest. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time (together, the “Offer”). Also enclosed herewith are certain other materials related to the Offer, including a letter to shareholders from Mark A. Schroeder, the President and Chief Executive Officer of the Company.

         All Shares properly tendered and not withdrawn on or prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 6 of the Offer to Purchase.

         Only Shares validly tendered and not withdrawn, will be purchased. However, because of the proration provisions described in the Company’s Offer to Purchase, all Shares tendered may not be purchased if more than 1,000,000 Shares are tendered. All Shares tendered and not purchased, including Shares not purchased because of proration or the conditional tender procedures, will be returned at the Company’s expense promptly following the Expiration Date. The Company reserves the right, in its sole discretion, to purchase additional Shares in the Offer up to 2% of the outstanding Shares, subject to applicable legal requirements.

         As described in the Company’s Offer to Purchase, if more than 1,000,000 Shares have been validly tendered and not withdrawn, the Company will purchase validly tendered (and not withdrawn) Shares in the following order of priority:

•
First, the Company will purchase Shares from all holders of “odd lots” of less than 100 Shares who have properly tendered all of their Shares prior to the Expiration Date and completed the “Odd Lots” box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•
Second, the Company will purchase all Shares conditionally tendered in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied without regard to the procedure in the next bulleted clause, and all other Shares tendered properly and unconditionally on a pro rata basis if necessary; and

•
Finally, if necessary to permit the Company to purchase 1,000,000 Shares, Shares conditionally tendered (for which the condition was not initially satisfied) and not withdrawn prior to the Expiration Date, will be selected for purchase by random lot in accordance with the Offer to Purchase; provided that, to be eligible for purchase by random lot, all Shares owned by the tendering shareholder must have been properly tendered and the appropriate box must have been checked in the “Conditional Tenders” box in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

         A tender of your Shares can only be made by us pursuant to your instructions, as we are the holder of record of Shares held for your account. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Your attention is directed to the following:

1.
The Offer is for up to 1,000,000 Shares. The Company may, but will not be obligated to, purchase additional Shares up to 2% of the outstanding Shares, subject to applicable legal requirements. The Offer is not conditioned on any minimum number of Shares being tendered.

2.	The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. See Section 7 of the Offer to Purchase.

3.
The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Central Standard Time, on March 14, 2003, unless the Offer is extended. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf.

4.
Tendering shareholders will not be obligated to pay brokerage commissions or solicitation fees on the Company’s purchase of Shares in the Offer. Shareholders, however, may incur fees associated with the tendering of Shares held in custodial or other beneficiary accounts. Any stock transfer taxes applicable to the purchase of Shares by the Company pursuant to the Offer will be paid by the Company, except as otherwise provided in the Offer to Purchase and Instruction 6 of the Letter of Transmittal.

5.
You may instruct us to tender Shares on your behalf subject to the condition that a specified minimum number of your tendered Shares be purchased if any such tendered Shares are purchased, as described in the Offer to Purchase. It is your responsibility to calculate the minimum number and you are urged to consult a tax advisor. If you wish us to make a conditional tender on your behalf, you must complete the box captioned “Conditional Tenders” in the Instruction Form. If, because of proration, the minimum number of Shares that you specified will not be purchased, the Company may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all your Shares and check the box so indicating. In selecting among conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

6.
If you are an Odd Lot Holder, meaning that you own, beneficially or of record, fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at the purchase price before the Expiration Date and check the box captioned “Odd Lots” in the attached Instruction Form, the Company will accept all such Shares for purchase before proration, if any, of the purchase of other Shares properly tendered and not properly withdrawn.

7.
The Company’s board of directors has approved the Offer. However, you must make your own decision whether to tender Shares and, if so, how many Shares to tender. Neither we, the Company, its board of directors, nor the Dealer Manager makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.

         If you wish to have us tender any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instruction to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

         The tender offer is being made solely under the Offer to Purchase and the Letter of Transmittal and is being made to all holders of Shares. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.